EXHIBIT  D

CANALASKA URANIUM LTD.

CODE OF ETHICS

SCOPE OF POLICY

Purpose of the Code

The purpose of a Code of Ethics is to define certain fundamental principles, policies and procedures that will govern the directors, officers, consultants, advisors, contractors and employees (the “Representatives”)  of CanAlaska Uranium Ltd. (the “Company”).

This code will assist to:

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Establish a framework for accepted/unacceptable behaviours

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Prompt high standards of business conduct and practice

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Promote accountability and adherence to this code

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Develop a corporate culture steeped in honest and ethical conduct

 Principles of the Code

The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to the highest standard of business ethics.  It is intended that the Company’s business practices are compatible with the economic, environmental and social priorities of the areas in which we operate.  Any Representative of the Company is expected to comply with this code in all aspects of their business activities.  Where uncertainty exists in certain applications of the code, you are expected to seek guidance through the channels provided.  Violators of this code will be subject to disciplinary action.

CONFLICTS OF INTEREST

Explained

The Company’s Representatives have an obligation to give their complete loyalty to the best interest of the Company.  They must avoid any action that may involve or appear to involve a conflict of interest with the Company.  These Representatives should not have any financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgement they may need to make on behalf of the Company.  Any potential conflict of interest must be reported to the appropriate person as outlined in the reporting of violators section of the code.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners.  These courtesies include such things as meals, tickets to sporting or cultural events, discounts, travel, accommodation, merchandise or services.  In some cultures these gifts play an important role in business relationships.  However, a problem may occur when such courtesies compromise or appear to compromise your ability to make objective and fair business decisions.

Offering or receiving a gift that may be perceived to unfairly influence a business relationship should be avoided.  No gift or entertainment should be given, provided or accepted by any Representative of the Company unless it is not a cash gift, is consistent with customary practices, is not excessive in value, cannot be construed to be a bribe or payoff, and does not violate any applicable laws or regulations.

Competitive Practices

The Company believes that fair competition is one of its core values.  In this regard the Company complies with and supports laws of which prohibit restraints of trade, unfair practices, or abuses of economic power.  Therefore the Company will not enter into arrangements that would restrict its ability to compete with other businesses or the ability of any other business to compete fairly with the Company.

The code prohibits its Representatives from entering into understandings that may result in unfair business practices or anticompetitive behaviour. To never offer, or promise to pay or give anything of value, directly or indirectly, to any official for the purposes of influencing and act or a decision related to retaining or obtaining business directly or directing business to any other person, company or organization.

Public Relations

The Company’s Chief Executive Officer (CEO) and Vice President (VP) of Corporate Development are responsible for public relations, including all contact with media.  All other Representatives may not respond to inquiries or requests for information unless specifically authorized to do so.  If contacted by the media, representatives must refer the contact to the CEO or VP.

Representatives must be careful not to disclose confidential, personal or business information through public or casual discussions and must have read and are familiar with the Company’s Disclosure Policy.

LEGAL COMPLIANCE

Compliance with Laws, Rules, and Regulations

All Company Representatives are expected to comply in good faith at all times with all applicable laws, rules, and regulations are to behave in an ethical manner.  Representatives are required to educate themselves on laws, rules and regulations that govern their work.  When an individual has questions or is uncertain of the laws that govern them, they should seek assistance in understanding these laws from a member of the Corporate Governance Committee or the Corporate Secretary.

All Company Representatives are subject to Insider Trading Regulations.  Security Laws prohibit the trading in securities of any company while in possession of material, non-public information regarding such company.  You will receive a copy of the Company’s Disclosure Policy upon your hiring or appointment.  The policy will be up dated periodically and it is up to the individual to insure that they thoroughly understand the policy and any changes or updates.  Informational sessions will be held from time to time and Representatives are encouraged to continuously educate themselves about these laws, rules and regulations.

Confidential Information

During the normal course of business, Representatives will have access to business information and records of a confidential nature.  Confidential information is described as: “information which has not been made public by the Company through its public channels”.  Confidential business information is not to be disclosed externally or used for inappropriate purposes.  See the Company’s Disclosure Policy.  This requirement applies both during and after termination of employment or services.

Financial Reporting and Records

The Company maintains accurate and complete records.  Honest and accurate recording and reporting of information is critical to our financial reporting and our ability to make business decisions.  Transactions between the Company and outside individuals and organizations are promptly and accurately entered in our books in accordance with generally accepted accounting practices and principles.

All Representatives who have control over the Company’s assets and transactions are responsible for establishing or maintaining a system of internal controls in their area of responsibility designed to prevent unauthorized, unrecorded transactions, and permit the preparation of financial statements according to acceptable accounting principles.

No one shall rationalize or even consider misrepresenting facts or falsifying records.  All Representatives have a responsibility to ensure that the Company’s records, including accounting records, do not contain any false or misleading entries or omissions.

No Representative shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Company.

Records Retention

Records should be retained and destroyed in accordance with the Company’s records and storage and retention policy.

COMPANY ASSETS

Use of Company Property

All Representatives are required to protect the assets and opportunities and ensure their efficient use.  Assets (information, technology, intellectual property, property, buildings, equipment, machines, software and cash) must be used for legitimate business purposes only.  Company assets may not be used for illegal purposes.

Destruction or Theft of Property

Theft, carelessness and waste have a direct impact on the Company’s operations.  All Representatives shall not damage, destroy or misplace any property of the Company.

Intellectual Property of Others

Representatives may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner.  Software used in connection with the Company’s operations must be properly licensed and used only in accordance with that license.

Information Technology

Email systems and internet services are provided to help us perform our duties.  Occasional personal use is permitted, but not for personal gain or improper use.  Your messages including voice mail and computer information are considered to be the property of the Company and therefore you will not be entitled to any privacy in regard to these messages.  Employees will be provided with a copy of the Employee Handbook which more clearly details the rights and responsibilities of utilizing the Company’s information technology.

Corporate Opportunities

Representatives are not allowed to take for themselves opportunities that arise through the use of corporate property, information or position, or from using corporate property information or position for personal gain.  Representatives have a duty to advance the interests of the Company and when opportunities arise they are obligated to use these opportunities for corporate advancement

WORKPLACE

Harassment or Discrimination

All or our Representatives deserve a workplace where they are respected, satisfied, and appreciated.  The Company respects cultural diversity and will not tolerate harassment or discrimination prohibited by law.  We are committed to equal opportunity in all aspects of employment.

Providing an environment that supports honesty, integrity, respect, trust, and responsibility permits us the opportunity to achieve excellence in the workplace.  While everyone who works with the Company must contribute to the creation and maintenance of such an environment, our executives and management assume the special responsibility for fostering a work environment that is free from the fear of retribution and will bring out the best in all of us.  Managers must be careful in words and deeds to avoid placing or seeming to place pressure on subordinates that could cause them to deviate from acceptable ethical behaviour.

Health and Safety

The Company is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations.  All Representatives must report any safety issues as they arise so that corrective action may be taken.

Employee Handbook

Upon hiring, you will receive a copy of the current Employee Handbook.  This handbook details for you among other things, our corporate structure, environment, policies, procedures and our expectations from you.  It is your responsibility to read and understand these policies.  The policies will be reviewed and amended from time to time as required.  If you have any questions or problems feel free to contact your immediate supervisor, the CEO or the Corporate Secretary.

WAIVERS OF THE CODE

Any waiver of this code of ethics with respect to any Representative may only be made by the Board of Directors and or the Corporate Governance Committee.  Any such waiver will be promptly disclosed as required by applicable laws or regulatory policies.

REPORTING VIOLATIONS

The Company has a serious commitment to conduct our business in a lawful and ethical manner.  Representatives are encouraged to talk to their immediate supervisors or alternate when in doubt about the best course of action in connection with a particular situation or a direct violation of the code of ethics.  When it is not appropriate or comfortable to report suspected violations to your immediate supervisor or alternate, report to the Lead Director or a member of the Audit Committee.

Further to it’s commitment to ethical, lawful and responsible management, the Company has engaged the services of Whistle Blower Security Inc., an independent third party administrator designated to provide confidential and anonymous reporting services.  Representatives may now call a hotline from 6am to 4:30pm Monday through Friday 1-866-921-6714 or via email at Canalaska@whistleblowersecurity.com , to report any incidents or concerns.

If you observe or become aware of an actual or potential violation of this code or any law or regulation, it is your responsibility to report the incident.  The code is designed to provide a safe environment, without reprisal, for the reporting of any incident.

The disciplinary measures are to be conducted by the Board of Directors for the Company.  Measures that may be invoked could include, counseling, oral or written reprimand, warnings, probation or suspension without pay, demotions, termination of employment and restitution.